Exhibit 99.2

June 2, 2021

VIA EDGAR

Westport Fuel Systems Inc.

101 - 1750 West 75th Avenue

Vancouver, British Columbia

V6P 6G2

Dear Sirs/Mesdames:

Re: Westport Fuel Systems Inc. (the “Corporation”)

We refer to the prospectus supplement (the “Prospectus Supplement”) to the short form base shelf prospectus dated March 16, 2021 of the Corporation dated June 2, 2021, forming part of the Registration Statement on Form F-10 (Registration No. 333-253892) filed by Westport Fuel Systems Inc. with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name on the face page of the Prospectus Supplement and under the heading “Legal Matters”, and to the references to our name and opinion under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

“Blake, Cassels & Graydon LLP”